ASTRALABS INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

ASTRALABS INC
1401 Lavaca St. PMB 40433
Austin, TX 78701

1) Background. The undersigned understands that ASTRALABS INC., incorporated in the State of Delaware (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as amended, filed by the Company with the Securities and Exchange Commission ("SEC") (the "**Form C**). The Company is offering to both accredited and non-accredited investors up to an aggregate of 942,689 shares of the Company's Preferred Stock consisting of (i) 181,819 shares of Series A-3 Preferred Stock (each a "**Series A-3 Share**," collectively the "**Series A-3 Shares**"), at a price of $2.75 per Series A-3 Share (the "**Series A-3 Purchase Price**") and (ii) 760,870 shares of Series A-4 Preferred Stock (each a "**Series A-4 Share**," collectively the "**Series A-4 Shares**," collectively with the Series A-3 Shares, the "**Shares**"), at a price of $4.60 per Series A-4 Share (the "**Series A-4 Purchase Price**"). The Shares have the rights, preferences, privileges, and priorities as specified in the Fifth Amended and Restated Certificate of Incorporation of the Company, a copy of which is attached to the Form C (the "**COI**"). The Subscribers committing the first $500,002.25 in subscriptions in this Offering, if, and as accepted by the Company, in its sole discretion, will be issued the Series A-3 Shares. Thereafter, the Company will exclusively issue the Series A-4 Shares in this Offering up to the Maximum Offering Amount (as defined below). The target amount to be raised in this Offering is one hundred thousand and one dollar ($100,001.00) (the "**Target Offering Amount**") and the maximum amount to be raised in the Offering is four million and four dollars and fifty cents ($4,000,004.25) (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company may sell Shares on a basis to be determined by the Company's management. The Company is Offering the Shares to prospective investors through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as

a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to a percentage of gross monies raised in the Offering. Subscribers should carefully review the Form C, which is available on the website of the Portal at www.wefunder.com.

2) Subscription. Subject to the terms of this Agreement and the Form C, the undersigned hereby subscribes to purchase the number of Series A-3 Shares and/or Series A-4 Shares equal to the quotient of the undersigned's subscription amount divided by the Series A-3 Purchase Price and/or Series A-4 Purchase Price, respectively, as applicable, and shall pay the aggregate subscription amount in the manner specified in the Form C and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified on the Portal's website (the "**Offering Deadline**"). The undersigned acknowledges that any fractional shares to be issued in connection with the purchase of the Shares shall be rounded down to the nearest whole share and expressly waives any fractional interests or payments in lieu thereof.

3) Closing.

a) Closing(s). Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five Business Days after the Offering Deadline. The Company, however, at any time after reaching the Target Offering Amount, may elect to conduct multiple closings on all or any portions of subscription amounts received in connection with this Offering, on various dates prior to the Offering Deadline.

b) Closing Conditions. The (initial) Closing is conditioned upon satisfaction of all the following conditions:

   i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount; and

   ii) at the time of the (initial) Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount.

c) Additional Closing Conditions. Each closing is conditioned upon satisfaction of the following condition:

   i) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of each closing in all respects with the same effect as though such representations and warranties had been made as of such closing.

4) Termination of the Offering. Other Offerings. The undersigned understands that the Company may terminate the Offering at any time and the Company may accept or reject any subscription, in whole or in part. If the Company rejects the undersigned's subscription in whole or in part, the Company will return the payment tendered for any unissued portion of the subscription. The undersigned further understands that during and following termination of the

Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5) Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase pricesubscription amount for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

b) The undersigned maintains his or her domicile (and is not a transient or temporary resident) at the address provided to the Portal.

c) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed, or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

d) The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Shares.

e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form

C. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, considering all information received by the undersigned.

h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

j) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

k) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned can evaluate the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment considering its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

l) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

m) The undersigned understands that the Shares are restricted from transfer for a period under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to act to permit sales pursuant to the Securities Act. Even if the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period.

n) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer, or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding, this Agreement, and any other applicable state and federal securities laws, including the respective rules and regulations promulgated thereunder.

o) All information provided by the undersigned to the Company in connection with the purchase of the Shares is true, correct, and complete as of the date set forth hereof, and if there should be any change in such information, the undersigned shall immediately provide the Company with such information. The undersigned is not subject to backup withholding of interest or dividends by the Internal Revenue Service.

p) The undersigned represents and warrants to, and covenants with , the Company that (i) the undersigned has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of the

undersigned enforceable against the undersigned in accordance with its terms, except as enforceability may be limited by applicable law.

q) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6. HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) Corporate Power. The Company has been duly formed as a corporation with inherent limited liabilities under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights

generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the COI, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's certificate of formation or COI, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. Irrevocable Proxy. The undersigned hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "**CEO**"), as the undersigned's true and lawful irrevocable proxy and attorney-in-fact, with the power to act alone and with full power of substitution to (i) vote the Shares consistently with the majority of the Company's shares of Common Stock, (ii) give and receive notices and communications relating to the Shares, (iii) execute any instrument or document that relates to (a) the voting of the Shares, (b) the custody of the Shares, (c) the reorganization of the Shares into a special-purpose vehicle or other entity designed to aggregate the Shares or (d) any similar matter, and (iv) take all such actions necessary or appropriate, as reasonably determined by the CEO, to effectuate any of the foregoing clauses (i), (ii), or (iii) under this Section 9. The proxy and power of attorney granted by the undersigned pursuant to this Section 9 are coupled with an interest. Such proxy and power of attorney will be irrevocable. The proxy and power of attorney, so long as the undersigned is an individual, will survive the death, incompetency and disability of the undersigned and, so long as the undersigned is an entity, will survive the merger or reorganization of the undersigned. The CEO is an intended third-party beneficiary of this Section 9 and has the right, power, and authority to enforce the provisions hereof as though he or she was a party hereto. Additionally:

(a) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the undersigned's true and lawful irrevocable proxy and attorney-in-fact pursuant to this Section 9 (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as irrevocable proxy and attorney-in-fact of the undersigned pursuant to this Agreement while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this Agreement, and no implied covenants, functions, responsibilities, duties, obligations, or liabilities on behalf of the undersigned otherwise exist against the Proxy. Notwithstanding Section 8 of this Agreement, the undersigned shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expenses of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity pursuant to this Section 9, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the undersigned the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the aggregate subscription amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the undersigned or otherwise. The undersigned acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy.

(b) A decision, act, consent, or instruction of the Proxy, in his, her, or its scope as the undersigned's irrevocable proxy or attorney-in-fact, constitutes a decision of the undersigned and is final, binding, and conclusive upon the undersigned. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the undersigned. The Company, stockholders of the Company are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent, or instruction of the Proxy.

10. Repurchase. If the Company reasonably determines, in its sole discretion, that it is likely that within six months the Company's shares of preferred stock, then issued and outstanding, will be held of record by a number of persons that would require the Company to register its shares of preferred stock under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereunder, the Company shall have the right to repurchase each Share from the undersigned for the greater of (i) the Series A-3 Purchase Price or Series A-4 Purchase Price, as applicable, or (ii) the fair market value of each Shares, as determined by an independent appraiser chosen by the Company (such repurchase, the "**Repurchase**"). Such independent

appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase right terminates upon a Change of Control or dissolution event. For the avoidance of doubt, if the Company does not exercise its repurchase right granted hereunder to repurchase all of the Shares, then issued an outstanding, the Company shall repurchase the Shares on a pro-rata basis. For purposes of this Section 10, "**Change of Control**" shall mean the occurrence of any of the following events: (i) an acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation but excluding any merger effected exclusively for the purpose of changing the domicile of the Company), or (ii) a sale of all or substantially all of the assets of the Company (collectively, a "**Merger**"), so long as in either case the Company's stockholders of record immediately prior to such Merger will, immediately after such Merger, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity.

11. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten, Reg CF, or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 180-day period following the effective date of a registration of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

12. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

13. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

14. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

15. Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

16. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding, and effective for all purposes.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

ASTRALABS INC.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited